 Exhibit 3.1

AMENDMENT

TO

BYLAWS

 OF

 LEGACY EDUCATION ALLIANCE, INC.

 A Nevada Corporation

Section 5 of Article I of the Company’s Bylaws shall be and is hereby amended in its entirety to read as follows:

ARTICLE I

Section 5
Voting. Each Stockholder of record holding stock which is entitled to vote at a meeting shall be entitled at each meeting of the Stockholders to one vote for each share of stock standing in their name on the books of the Corporation. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Upon the demand of any Stockholder, the vote for members of the Board of Directors and the vote upon any question before the meeting shall be by ballot. Cumulative voting shall not be permitted in the election of Directors or for any other purpose.

When a quorum is present or represented at any meeting, the vote of the Stockholders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to decide any questions brought before such meeting, other than the election of Directors, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provisions shall govern and control the decision of such question.